UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                        Global Telecom & Technology, Inc.
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                (formerly, Mercator Partners Acquisition Corp.)
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    378979108
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                                 (CUSIP Number)


                              Cannell Capital, LLC
                       P.O. Box 3459, 240 E. Deloney Ave.,
                               Jackson, WY 83001
                                 (415) 835-8300
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 28, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Cusip No.      378979108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                      Cannell Capital, LLC
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b) [X]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC/OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):
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6.  Citizenship or Place of Organization:  Wyoming
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    Number of                      7. Sole Voting Power:                      0*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:                 0*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0*
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:             0*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
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13. Percent of Class Represented by Amount in Row (11):     0.0%*
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14. Type of Reporting Person (See Instructions):   IAN
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* As of March 28, 2007 (the  "Reporting  Date"),  Anegada  Master  Fund  Limited
("Anegada"), The Cuttyhunk Fund Limited ("Cuttyhunk"), TE Cannell Portfolio, Ltd. ("TEC") and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, Cuttyhunk and TEC, the "Funds") owned in the aggregate (i) 5,782,597 shares of common stock, par value $0.0001 per share (the "Shares"), of Global Telecom & Technology, Inc. (the "Company"), (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. Cannell Capital LLC acts as the investment sub-adviser to Anegada, Cuttyhunk and TEC, and is the general partner of and investment sub-adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of Canell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 8,006,597 Shares, or approximately 57.9% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13D AMENDMENT NO. 3 (THE "AMENDED 13D") AMENDS AND RESTATES THE SCHEDULE 13D, AS PREVIOUSLY AMENDED, WITH RESPECT TO GLOBAL TELECOM & TECHNOLOGY, INC. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BY J. CARLO CANNELL UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13D"). THIS AMENDED 13D CORRECTS THE PRIOR 13D AND REPORTS THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13D BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13D, MR. CANNELL POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, MR. CANNELL HAS CAUSED A SCHEDULE 13D AND ALL APPLICABLE AMENDMENTS THERETO TO BE FILED WITH THE SEC UNDER THE CENTRAL INDEX KEY FOR MR. CANNELL DISCLOSING THAT MR. CANNELL POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13D.

THIS SCHEDULE 13D  AMENDMENT  NO. 3 (THE "AMENDED  13D") AMENDS AND RESTATES THE
SCHEDULE 13D, AS PREVIOUSLY AMENDED, WITH RESPECT TO GLOBAL TELECOM & TECHNOLOGY, INC. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BY J. CARLO CANNELL UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13D"). THIS AMENDED 13D CORRECTS THE PRIOR 13D AND REPORTS THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13D BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13D, MR. CANNELL POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, MR. CANNELL HAS CAUSED A SCHEDULE 13D AND ALL APPLICABLE AMENDMENTS THERETO TO BE FILED WITH THE SEC UNDER THE CENTRAL INDEX KEY FOR MR. CANNELL DISCLOSING THAT MR. CANNELL POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13D.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of MFRI, Inc. (the "Company"), a Delaware corporation. The address of the principal executive offices of the Company is 7720 Lehigh Avenue, Niles, IL 60714.


Item 2.   Identity and Background.
          -----------------------

          The person filing this report is Cannell Capital, LLC, a limited liability company organized under the laws of the State of Wyoming, whose business address is P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001 (the "Adviser"). The Adviser acts as the investment sub-adviser to Anegada Master Fund Limited, a Cayman Islands limited company ("Anegada"), The Cuttyhunk Fund Limited, a Bermuda corporation ("Cuttyhunk"), and TE Cannell Portfolio Ltd., a Cayman Islands limited company ("TEC"), and is the general partner of and investment sub-adviser to Tonga Partners, L.P., a Delaware limited partnership ("Tonga" and, collectively with Anegada, Cuttyhunk and TEC, the "Funds"). J. Carlo Cannell is the sole managing member of the Adviser.

          None of the persons referenced in the foregoing paragraph has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All of the funds used in making the  purchase of Shares  described  in
Item 5 of this Schedule 13D, as amended, came from the working capital of the Funds. The Funds have invested an aggregate amount of $29,533,472 in the Shares or securities convertible or exercisable into Shares.


Item 4.   Purpose of Transaction.
          ----------------------

          Mr. J. Carlo Cannell is the sole managing member of the Adviser. Mr. Cannell, through the Adviser and on behalf of the Funds, identified the Company as an entity satisfying each Fund's investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

          The Adviser, acting at the direction of Mr. Cannell and on behalf of the Funds, reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. The Adviser, acting at the direction of Mr. Cannell and on behalf of the Funds, reserves the right to take such action as Mr. Cannell may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

          In addition to the actions set forth above, the Adviser, acting at the direction of Mr. Cannell and on behalf of the Funds, may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

          Except as set forth above, the Adviser has no present plans or proposals that relate to or would result in any of the transactions described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on information set forth in the Company's Form 8-K as filed with the Securities and Exchange Commission on April 24, 2007, there were 11,608,524 Shares issued and outstanding as of March 16, 2007. As of March 28, 2007 (the "Reporting Date"), Anegada, Cuttyhunk, TEC and Tonga owned in the aggregate (i) 5,782,597 Shares, (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. The Adviser acts as the investment sub-adviser to Anegada, Cuttyhunk and TEC, and is the general partner of and investment sub-adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of Canell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 8,006,597 Shares, or approximately 57.9% of the Shares deemed issued and outstanding as of the Reporting Date.

          (a) Not applicable. As of the Reporting Date, for the purposes of Reg.
Section 240.13d-3, Mr. Cannell is deemed to beneficially own 8,006,597 Shares, or approximately 57.9% of the Shares deemed issued and outstanding as of the Reporting Date.

          (b) Not applicable. Mr. Cannell possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Funds.

          (c) Not applicable. The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction):


                                   (Purchases)

   Date                 Security             Quantity             Price
   ----                 --------             --------             -----
03/07/2007               Shares               29,000              $2.02
03/08/2007               Shares                7,500              $1.92
03/12/2007               Shares               13,500              $1.97
03/13/2007               Shares               10,000              $1.92
03/14/2007               Shares               20,000              $1.74
03/28/2007               Shares               34,000              $1.76


                                     (Sales)
                                      None.

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 5, 2008

                                                  Cannell Capital, LLC

                                                  /s/ J. Carlo Cannell
                                                  -----------------------------
                                                  J.Carlo Cannell
                                                  Managing Member


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).